Exhibit 1
19 April 2007
Letter to Optionholders of STATS ChipPAC Ltd. Resident in the People’s Republic of China (the “PRC”)
Dear Colleagues in the PRC,
VOLUNTARY CONDITIONAL CASH OFFER BY SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD TO ACQUIRE ALL THE ISSUED SHARES AND AMERICAN DEPOSITORY SHARES OF STATS CHIPPAC LTD.
As you may now know, Singapore Technologies Semiconductors Pte Ltd (Offeror) offered to buy all of the outstanding ordinary shares of STATS ChipPAC Ltd. (Company) which it does not already own (Offer). On March 16, 2007, the Offeror advised that it sent a proposal to all holders of Options of the Company in respect of the Options (Options Proposal). On April 13, 2007, Goldman Sachs, on behalf of the Offeror, announced that the Offer was declared unconditional in all respects at 3:30 p.m. Singapore time on Friday, April 13, 2007.
Options Proposal Tax Withholding
Payments received by optionholders who are resident in the PRC and who accept the Options Proposal (Accepting Optionholders) will be taxable under the laws of the PRC. Because such payments are compensation related to the Accepting Optionholders’ employment with the Company’s PRC subsidiary, STATS ChipPAC Shanghai Co., Ltd. (STATS ChipPAC Shanghai), the Company believes that 20% of the total amount payable to any Accepting Optionholder under the Options Proposal (Appropriate Withholding Amount) is required, under local laws, to be withheld and paid by STATS ChipPAC Shanghai on such Accepting Optionholder’s behalf to the local taxing authorities.
As a result, because the Offeror does not withhold the Appropriate Withholding Amount from the payment directly made to any Accepting Optionholder, STATS ChipPAC Shanghai needs to obtain the Appropriate Withholding Amount from such Accepting Optionholder so that STATS ChipPAC Shanghai can pay such amount to the local taxing authorities.
The human resources department of STATS ChipPAC Shanghai will contact each employee to establish a withholding plan by adopting either Option 1, Option 2, or combination thereof, as set forth below.
Option 1: If you are an Accepting Optionholder, the Company intends to have STATS ChipPAC Shanghai deduct the Appropriate Withholding Amount from your next regularly scheduled payroll check. If the Appropriate Withholding Amount exceeds the amount of your next regularly scheduled payroll check, then the Company will have STATS ChipPAC Shanghai take deductions from more than one of your next regularly scheduled payroll check(s) until such time as STATS ChipPAC Shanghai has obtained the entire amount of the Appropriate Withholding Amount from your future payroll check(s); or
Option 2: If you are an Accepting Optionholder, you are required to pay STATS ChipPAC Shanghai by cash or by personal check the Appropriate Withholding Amount immediately following receipt of the Offeror’s payment to you pursuant to the Options Proposal. Your check for the Appropriate Withholding Amount should be made payable to STATS ChipPAC Shanghai Co., Ltd. and delivered to Xu Gang at STATS ChipPAC Shanghai’s headquarters. If you have any questions regarding how to calculate the Appropriate Withholding Amount, please contact Nelson Pei and/or Xu Gang. If your payment is not made to STATS ChipPAC Shanghai Co., Ltd. in a timely manner, the Company reserves the right to have STATS ChipPAC Shanghai deduct the Appropriate Withholding Amount from your future regularly scheduled payroll check(s).

Length of Subsequent Offer Period
According to the Offeror, the Offer and the Options Proposal will remain open for acceptances, but no withdrawal rights, for a period of at least 14 calendar days (or ten U.S. business days, if longer) from Friday, April 13, 2007.
Restricted Stock Units Not Included
The Offeror’s Options Proposal and the Offeror’s cash tender offer for ordinary shares (including American Depositary Shares) does not include an offer for any of the Company’s Restricted Stock Units.
Circular Filed with SEC and SGX-ST
On March 30, 2007, the Company filed a Circular with the United States Securities and Exchange Commission (SEC) and the Singapore Exchange Securities Trading Limited (SGX-ST). In the Circular, the Company stated that the Independent Directors of the Company Ltd. decided, due to the numerous variables associated with individual optionholders’ circumstances, to remain neutral with respect to the Options Proposal and recommend that Optionholders make their own decisions as to whether it would be in their best interests, in light of their individual circumstances, to accept or reject the Options Proposal.
Optionholders are urged to read the Circular carefully and in its entirety and in particular to consider the letter of advice in relation to the Options Proposal by Morgan Stanley Dean Witter (Asia) Pte and the factors taken into account by the Independent Directors in formulating their determinations and recommendations.
Copies of the Company’s Circular (which includes the Independent Director’s recommendation) are available free of charge at the SEC’s website at www.sec.gov, at the SGX-ST website at www.sgx.com or at our website at www.statschippac.com.
Questions
Questions and requests for assistance may be directed to the Offeror’s Financial Adviser and Dealer Manager in Singapore at 1800 889-2638 (within Singapore) or +65 6889-2638 (from overseas) (9 a.m. to 6 p.m. Singapore time) or to the Offeror’s Information Agent in the United States +1 800 322-2885 (9 a.m. to 9 p.m. New York City time).
Responsibility Statement
The Directors of the Company (including those who have delegated detailed supervision of this communication) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this communication are fair and accurate and that no material facts have been omitted from this communication, and they jointly and severally accept responsibility accordingly.
Yours sincerely,
/s/ Ng Tiong Gee
Ng Tiong Gee
Senior Vice President, Human Resources and Chief Information Officer